U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT.

STELLUS CAPITAL INVESTMENT CORPORATION

STELLUS CREDIT FUND I, LP

STELLUS CREDIT FUND GP, LLC

STELLUS CAPITAL MANAGEMENT, LLC

4400 Post Oak Parkway, Suite 2200

Houston, TX 77027

(713) 292-5400

All Communications, Notices and Orders to:

Robert T. Ladd Stellus Capital Investment Corporation Chief Executive Officer and President 4400 Post Oak Parkway, Suite 2200 Houston, TX 77027 (713) 292-5400

Copies to:

Steven B. Boehm, Esq. Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, N.W.
Washington, D.C. 20001

May 22, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANE COMMISSION

In the Matter of:	)
)

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT.

STELLUS CAPITAL INVESTMENT	)
CORPORATION; STELLUS CREDIT FUND	)
I, LP; STELLUS CREDIT FUND GP, LLC; and	)
STELLUS CAPITAL MANAGEMENT, LLC	)
)
)
)
)
)
Robert T. Ladd	)
Chief Executive Officer and President	)
Stellus Capital Investment Corporation	)
4400 Post Oak Parkway, Suite 2200)
Houston, TX 77027)
)
)
File No. 812-14061)
Investment Company Act of 1940)

Stellus Capital Investment Corporation (the “Company”), Stellus Credit Fund I, LP (the “Fund”), Stellus Credit Fund GP, LLC (the “Fund GP”), and Stellus Capital Management, LLC (the “Adviser”), (collectively, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4).

In particular, the relief requested in this application (the “Application”) would allow the Company, on the one hand, and the Fund, and any future entities with investment objectives and investment strategies that are identical to those of the Company, that are advised by the Adviser, and that are affiliated persons as defined in Section 2(a)(3)(C) of the Company that may be prohibited from co-investing with the Company by reason of Section 57 of the 1940 Act (a “Future Co-Investment Affiliate”3 and together with the Fund, “Co-Investment Affiliates”), on the other hand, to co-invest in the same issuers of securities (“portfolio companies”). “Potential Co-Investment Transaction” means any investment opportunity in which the Company could not participate together with a Co-Investment Affiliate without obtaining and relying on the Order. “Co-Investment Transaction” means any transaction in which the Company participated together with a Co-Investment Affiliate in reliance on the Order.

1 Unless otherwise indicated, all section references herein are to the 1940 Act.

2 Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

3 Any Future Co-Investment Affiliate will rely on the exclusion from the definition of “investment company” provided by Section 3(c)(1) or 3(c)(7) (i.e., Future Co-Investment Affiliates will not be business development companies or registered investment companies).

2

The Company may, from time to time, form a Wholly-Owned Investment Sub.4 Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Co-Investment Affiliate because it would be a company controlled by the Company for purposes of section 57(a)(4) and rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Company and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the Company were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Company’s investments and, therefore, no conflicts of interest could arise between the Company and the Wholly-Owned Investment Sub. The Company’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Company’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Company’s place. If the Company proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Company and the Wholly-Owned Investment Sub.

All existing entities that currently intend to rely on the Order have been named as Applicants and any future entities that may rely on the Order in the future will comply with the terms and conditions of the Order set forth in the Application.

4 The term “Wholly-Owned Investment Sub” means an entity (a) whose sole business purpose is to hold one or more investments on behalf of the Company (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (b) that is wholly-owned by the Company (with the Company at all times holding, beneficially and of record, 100% of the voting and economic interests), (c) that either does not pay a separate advisory fee, including any performance-based fee, to any person or is advised by the Adviser; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act. All subsidiaries participating in Co-Investment Transactions will be Wholly-Owned Investment Subs and will have Objectives and Strategies (as defined below) that are either substantially the same as, or a subset of, the Company’s Objectives and Strategies. The term “SBIC Subsidiary” means an entity that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”). An SBIC Subsidiary may be a Wholly-Owned Investment Sub if it satisfies the conditions in this definition.

3

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Company

The Company was organized under the General Corporate Laws of the State of Maryland on May 18, 2012 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.5 In connection with its initial public offering of common stock (the “IPO”), on September 28, 2012, the Company filed a registration statement on Form N-2, as subsequently amended and supplemented. On November 7, 2012, the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), thereby becoming subject to the periodic reporting requirements under Section 13(a) of the 1934 Act, and a notice under Form N-54A to be subject to Sections 55 through 65 of the 1940 Act. In addition, on November 7, 2012, the SEC declared the Company’s registration statement on Form N-2 effective. The Company’s common stock is listed on the New York Stock Exchange under the symbol “SCM”. The Company’s principal place of business is 4400 Post Oak Parkway, Suite 2200, Houston, TX 77027.

The Company intends to make an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.

The Company’s investment objective is to maximize total return to its stockholders in the form of current income and capital appreciation by primarily investing in private middle-market companies (typically with $5 million to $50 million of EBITDA) through first lien, second lien, unitranche and mezzanine debt financing, and corresponding equity investments. Investment decisions for the Company are made by the Adviser in accordance with the policies approved by the Company’s Board of Directors (the “Board”). The Company has a seven-member Board, of which four members are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”).

On November 2, 2012, the Company offered and sold 849,999 shares of common stock, par value $0.001 per share (the “Common Stock”) a private placement (the “Private Placement”) to certain purchasers, including persons and entities associated with the Adviser, for an aggregate purchase price of $12.7 million. The shares of Common Stock issued in the private placement are “restricted securities” as such term is defined under Rule 144 under the Securities Act of 1933, as amended (the “1933 Act”). On November 7, 2012, shortly prior to the time the Company filed its election to be treated as a BDC on Form N-54A, it entered into a $156 million credit facility (the “Bridge Facility”) in order to fund a portion of the acquisition of its initial portfolio. Immediately thereafter, the Company used $165.2 million of the aggregate proceeds from the Private Placement and the Bridge Facility along with $29.2 million shares of common stock to purchase its initial portfolio for an aggregate purchase price of $194.4 million.

B.	The Fund

Stellus Credit Fund I, LP, was formed as a Delaware limited partnership on June 7, 2012. The Fund’s investment objective is to maximize total return to its investors in the form of current income and capital appreciation by primarily investing in private middle-market companies (typically with $5 million to $50 million of EBITDA) through first lien, second lien, unitranche and mezzanine debt financing, and corresponding equity investments.

5 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

4

The Fund is seeking to raise capital commitments of up to $500 million in a private offering, although the Fund may increase the offering size to up to $750 million in capital commitments. Although the Fund has not begun to raise capital, any private placement memorandum or other disclosure used in connection with sales of limited partner interests in the Fund will contain language substantially similar to the following:

Currently, the Adviser advises other funds, including the Stellus Capital Investment Corporation (the “Company”), which has an identical investment strategy as that of the Fund. The Company will ordinarily make the same investments as the Fund, subject to regulatory and tax status restraints applicable to the Company. The Adviser intends for the Fund and the Company to co-invest in the same securities of the same portfolio companies. It is anticipated that almost all of the Fund’s investments will be made as co-investments with the Company, unless, as noted above, the Company cannot invest in the particular investment at such time due to regulatory or tax constraints.

In reliance on the exclusion from the definition of “investment company” provided by Section 3(c)(7) of the 1940 Act, it is anticipated that the Fund will not register under the 1940 Act.

Upon issuance of the requested Order, the Fund, any successor funds and any Future Co-Investment Affiliates will operate pursuant to an investment objective and investment strategies that are identical to those of the Company, as summarized above.

C.	The Fund GP

Stellus Credit Fund GP, LLC, was formed as a Delaware limited liability company on June 7, 2012. The Fund GP was formed principally for the purpose of acting as the general partner of the Fund.

D.	The Adviser

The Adviser was organized as a limited liability company under the laws of the state of Delaware and is registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended.

The Adviser will manage the investment activities of both the Company and the Fund pursuant to their respective investment advisory agreements. The Adviser reviews investments with respect to the Company and the Fund and determines whether or not each entity should invest in a new portfolio company and, if so, to what extent.

The investment committee of the Adviser currently consists of the following individuals:

Robert T. Ladd, Managing Partner, Chief Investment Officer

Dean A. D'Angelo, Partner

Joshua T. Davis, Partner

W. Todd Huskinson, Partner, Chief Financial Officer

Todd A. Overbergen, Partner

5

Any Future Co-Investment Affiliates will be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and Company Affiliates

1.	Mechanics of the Co-Investment Program

Upon issuance of the requested Order, as noted above, the Fund and any Future Co-Investment Affiliate will operate pursuant to an investment objective and investment strategies that are identical to those of the Company. Thus, an investment appropriate for the Company, the Fund or a Future Co-Investment Affiliate would be appropriate for any of the entities. If the Order is issued, then the Company and the Co-Investment Affiliates would routinely co-invest in portfolio companies (the “Co-Investment Program”).

In selecting investments for the Company, the Adviser will consider only the investment objective, investment strategies, investment position, capital available for investment, and other pertinent factors applicable to the Company. Likewise, when selecting investments for the Co-Investment Affiliates, the Adviser will consider only the investment objective, investment strategies, investment position, capital available for investment, and other pertinent factors applicable to the Co-Investment Affiliates. However, as the Company and the Co-Investment Affiliates have the same investment objective and investment strategies, any investment that is an appropriate investment for one entity will be an appropriate investment for the other. The relative Available Capital (as defined below) of the Company or the Co-Investment Affiliates as well as compliance with RIC status requirements and other applicable regulatory requirements are factors that would determine the extent to which each of these entities would participate in a particular investment opportunity.

Under the Co-Investment Program, co-investment between the Company and the Co-Investment Affiliates would occur subject to the exceptions identified in this Application. Each Co-Investment Transaction would be allocated equally between the Company, on the one hand, and the Co-Investment Affiliates in the aggregate, on the other hand, if all of the following factors (each, an “Allocation Factor”) are met:

1.	each of the Company and the Co-Investment Affiliates in the aggregate has sufficient Available Capital6 to make such Co-Investment Transaction;

6 For this purpose, “Available Capital” means solely liquid assets not held for permanent investment, including cash, amounts that can be currently drawn down from lines of credit and marketable securities held for short-term purposes. The investment assets of the Company and the Co-Investment Affiliates will generally consist of illiquid securities held to maturity (in the case of debt instruments) or until a liquidity event (i.e., a merger, initial public offering, asset sale or recapitalization), often out of the control of the Company, occurs. Applicants would not consider these assets to be part of Available Capital. In addition, for the Co-Investment Affiliates, Available Capital would include bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction.

6

2.	the Company’s investment in a portfolio company will not exceed 10% of the Company’s equity capital; and
3.	the Company’s investment would not (i) cause the Company to fail to meet the diversification or other requirements necessary for it to qualify as a RIC under the Code or (ii) cause more than thirty percent of the value of the Company’s total assets to represent assets other than those described in paragraphs (1) – (6) of Section 55(a).

To the extent that any of the Allocation Factors above are not met by the Company or the first Allocation Factor is not met by the Co-Investment Affiliates in the aggregate, the processes described below (the “Allocation Processes”) would be followed.

Each Co-Investment Transaction would initially be allocated equally between the Company, on the one hand, and the Co-Investment Affiliates in the aggregate, on the other hand. To the extent any of the Allocation Factors above are not met by the Company, the remaining portion of the Company’s allocation would be allocated to the Co-Investment Affiliates in the aggregate. The Co-Investment Affiliates would subsequently allocate, on a pro rata basis7, the portion of the investment that was allocated to them in the aggregate. To the extent that the first Allocation Factor is not met by the Co-Investment Affiliates in the aggregate, the remaining portion of the Co-Investment Affiliates’ allocation would be allocated to the Company.

For example, under the Co-Investment Program, in the case of a $10 million Co-Investment Transaction, $5 million would be allocated to the Company and $5 million would be allocated to the Co-Investment Affiliates in the aggregate.  However, if the Company only had $3.5 million in Available Capital, $3.5 million of the Co-Investment Transaction would be allocated to the Company and $6.5 million would be allocated to Co-Investment Affiliates in the aggregate. The Co-Investment Affiliates would subsequently allocate the $6.5 million among themselves pro rata based on the Available Capital of each. Similarly, in the case of another $10 million Co-Investment Transaction, if the Co-Investment Affiliates in the aggregate had only $3.5 million in Available Capital, $6.5 million of the Co-Investment Transaction would be allocated to the Company and $3.5 million would be allocated to the Co-Investment Affiliates, in the aggregate, to allocate among themselves pro rata based on the Available Capital of each.

7 The pro-rata allocation among the Co-Investment Affiliates would be based on the Available Capital of each Co-Investment Affiliate.

7

As stated above, fifty percent of the Co-Investment Transaction would be allocated to the Company, on the one hand, and the remaining fifty percent would be allocated to the Co-Investment Affiliates in the aggregate, on the other hand to the extent the Allocation Factors are met. To the extent the Allocation Factors are not met, the Allocation Process described above would be followed. The relative allocation percentages, the Allocation Factors and the Allocation Process (collectively, the “Relative Allocation Percentages and Procedures”) would be reviewed and approved or changed each quarter or, as necessary or appropriate, between quarters by both the full Board and a “required majority” as defined in Section 57(o) (“Required Majority”) of the directors eligible to vote under Section 57(o) (“Eligible Directors”)8. The Board may adjust the Relative Allocation Percentages and Procedures in their sole discretion for any reason, including, among other things, changes in the relative Available Capital of the Company vis-à-vis the aggregate Available Capital of the Co-Investment Affiliates. This may occur if the Available Capital of the Company exceeds the aggregate Available Capital of the Co-Investment Affiliates. If such a change in the relative Available Capital of the Company vis-à-vis the aggregate Available Capital of the Co-Investment Affiliates were to occur, the conditions of this Application provide that the Company and the Board would be promptly notified so that the Relative Allocation Percentages and Procedures may be adjusted, if necessary, as determined by the Board.

The Company will not deviate from its co-investment policies except as may be required by applicable law. Applicants are not aware of any such requirement at this time. No Independent Director would have a direct or indirect financial interest in any Co-Investment Transaction or any portfolio company other than through such Independent Director’s interest (if any) in securities of the Company.

The Relative Allocation Percentages and Procedures, and the Co-Investment Program as a whole, will be approved by both the full Board and the Required Majority prior to the implementation of the Co-Investment Program, and any deviations from the Relative Allocation Percentages and Procedures for any investment, by the Company or the Fund or future Co-Investment Affiliates, would require prior approval by both the full Board and the Required Majority.

As noted above, when selecting portfolio companies, the Adviser would only consider the investment objective, investment strategies, investment position, Available Capital, and other pertinent factors applicable to each of the Company and the Co-Investment Affiliates. Thus, if it is determined that a particular Potential Co-Investment Transaction is appropriate for the Company, but that following the Relative Allocation Percentages and Procedures with respect to that investment is not appropriate for either the Company or a Co-Investment Affiliate, the Adviser will recommend an appropriate level of investment for the Company and the Co-Investment Affiliates and follow the process described in condition 2(b).

Additionally, the Independent Directors, would review information on all co-investment activity on a quarterly basis to ensure that the Relative Allocation Percentages and Procedures are being adhered to, and to give them the opportunity to evaluate the Co-Investment Program and, to the extent they deem necessary or appropriate, to change the Relative Allocation Percentages and Procedures.

8 The term “Eligible Directors,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors who have no financial interest in such transaction, plan, or arrangement and a majority of such directors who are not interested persons of such company.

8

The Company, the Fund, and any Future Co-Investment Affiliate will disclose in offering documents and periodic financial reports that they will routinely co-invest with each other pursuant to the Co-Investment Program and will disclose how Co-Investment Transactions will be allocated.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application.

The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the Co-Investment Affiliates’ purchase to be the same as those applicable to the Company’s purchase.

2.	Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Company and the Co-Investment Affiliates will increase favorable investment opportunities for the Company. The Co-Investment Program has been approved by the Board and the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from the Co-Investment Affiliates available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Company and the Co-Investment Affiliates typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as the Company, which seek certain favorable tax treatment under Subchapter M of the Code.9

In view of the foregoing, in cases where the Adviser identifies investment opportunities requiring larger capital commitments, the Adviser must seek the participation of other entities with similar investment styles. The availability of Co-Investment Affiliates as investing partners of the Company may alleviate that necessity in certain circumstances.

The Company could lose some investment opportunities if it could not provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the Company’s individual investment limits require the Adviser to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of Co-Investment Affiliates available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

9 See I.R.C. § 851(b)(4).

9

The Adviser and the Board believe that it will be advantageous for the Company to co-invest with the Co-Investment Affiliates and that such investments would be consistent with the investment objective, investment policies, investment positions, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company. As noted above, to the extent that the Adviser believes that a proposed Co-Investment Transaction is not appropriate for either the Company or the Co-Investment Affiliates, the Adviser can request that the Board and the Eligible Directors examine such proposed investment and make a finding as to whether a deviation from the Relative Allocation Percentages and Procedures is appropriate.

The Adviser also believes that co-investment by the Company and the Co-Investment Affiliates will afford the Company the ability to achieve greater diversification and the opportunity to exercise greater influence on the portfolio companies in which the Company and the Co-Investment Affiliates co-invest.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the 1940 Act

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

10

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.

C.	Need For Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Co-Investment Affiliates fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis the Company. Because the Adviser is the investment adviser to both the Company and the Fund, and the Adviser or an entity controlling, controlled by, or under common control with the Adviser will be the investment adviser to any Future Co-Investment Affiliate, the Company and the Co-Investment Affiliates could be deemed to be affiliated persons within the meaning of Section 2(a)(3)(C) by reason of common control by the Adviser. Thus, the Co-Investment Affiliates could be deemed to be persons related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting the Fund and any Co-Investment Affiliates to participate with the Company in the Co-Investment Program.

11

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.10 Although the various precedents involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by NGP Capital Resources Company and its affiliates, for which an order was granted on November 10, 2011.11

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the formulae for the allocation of co-investment opportunities among the Company and the Co-Investment Affiliates, and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that the Adviser would not be able to favor the Co-Investment Affiliates over the Company through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for the Co-Investment Affiliates, Applicants submit that the Co-Investment Program and the use of the Relative Allocation Percentages and Procedures present an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to one of the entities as opportunities arise.

10 Gladstone Capital Corporation, et. al. (File No. 812-13878 ) Release No. 30154 (Jul. 26, 2012) (order), Release No. IC-30125 (Jun. 29, 2012) (notice); Medley Capital Corp. , et al (File No. 812- 13787) (March 26, 2012 (order), Release No. IC- 30009, Release No. IC-29968 (Feb. 26, 2012) (notice); NGP Capital Resources Company, et al. (File No. 812-13695), Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831(Oct. 7, 2011) (notice); Ridgewood Capital Corporation, et. al. (File No. 812-13569, Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009), Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice).

11 See note 10, supra.

12

In particular, the use of the Relative Allocation Percentages and Procedures, and specifically the Allocation Process, are designed to ensure that the Adviser would not be able to favor the Co-Investment Affiliates over the Company through the allocation of investment opportunities among them.  The Adviser anticipates that the Co-Investment Affiliates will initially have much more Available Capital than the Company, and the Adviser believes that this will remain the case going forward.  By basing investment allocations on an equal allocation among the Company and its Co-Investment Affiliates, subject to the Allocation Factors and Allocation Process, the Company will be able to take advantage of participating on an equal basis with its Co-Investment Affiliates rather than having its allocation being cut back because the Co-Investment Affiliates have more Available Capital than the Company.  In addition, to the extent the Company does not meet one of the Allocation Factors, the Company will not lose an investment opportunity but rather will be able to participate in a Co-Investment Transaction pursuant to the Allocation Process.

The Allocation Process also provides that if for any Potential Co-Investment Transaction, the first Allocation Factor is not met by the Co-Investment Affiliates in the aggregate, the remaining portion of the Co-Investment Affiliates’ allocation would be allocated to the Company. Further, if circumstances change such that the Available Capital of the Company exceeds the aggregate Available Capital of the Co-Investment Affiliates, the conditions of this Application provide that the Company and the Board would be promptly notified so that the Relative Allocation Percentages and Procedures may be adjusted, if necessary, as determined by the Board.

Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time the Adviser considers a Potential Co-Investment Transaction for a Co-Investment Affiliate, the Adviser will make an independent determination of the appropriateness of the investment for the Company.

13

2. (a) If the Adviser deems that the Company’s participation in the Potential Co-Investment Transaction is appropriate, then such investment will be made pursuant to the Relative Allocation Percentages and Procedures, unless the Adviser determines that investment pursuant to the Relative Allocation Percentages and Procedures is not appropriate for that investment. The Relative Allocation Percentages and Procedures will be determined by both the full Board and the Eligible Directors in advance and will be based upon an equal allocation of a Co-Investment Transaction between the Company, on the one hand, and the Co-Investment Affiliates in the aggregate, on the other hand, subject to the Allocation Factors and the Allocation Process. The Relative Allocation Percentages and Procedures will be approved each quarter, or as necessary or appropriate, between quarters, by both the full Board and the Required Majority, and may be adjusted, for subsequent transactions, by the Board and the Required Majority in their sole discretion for any reason, including, among other things, changes in the Available Capital of the Company vis-à-vis the aggregate Available Capital of the Co-Investment Affiliates, such as when the Available Capital of the Company exceeds the aggregate Available Capital of the Co-Investment Affiliates. If such change in the relative Available Capital of the Company vis-à-vis the aggregate Available Capital of the Co-Investment Affiliates were to occur, including if the Available Capital of the Company exceeds the aggregate Available Capital of the Co-Investment Affiliates, the Company and the Board would be promptly notified so that the Relative Allocation Percentages and Procedures may be adjusted, if necessary, as determined by the Board.

(b) If the Adviser deems that the Company’s participation in the Potential Co-Investment Transaction is appropriate, but that investment pursuant to the Relative Allocation Percentages and Procedures is not appropriate, then the Adviser will recommend an appropriate level of investment for the Company and the Co-Investment Affiliates. If the aggregate amount recommended by the Adviser to be invested by the Company in such Co-Investment Transaction, together with the amount proposed to be invested by the Co-Investment Affiliates, exceeds the amount of the investment opportunity, the amount proposed to be invested by the Company will be based on a ratio of the Company’s Available Capital to the aggregate Available Capital of the Company and the Co-Investment Affiliates, up to the maximum amount proposed to be invested by each.  The Adviser will provide the Eligible Directors with information concerning the Company’s and the Co-Investment Affiliates’ Available Capital to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures.  After making the determinations required in this paragraph (b), the Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the Co-Investment Affiliates, to the Eligible Directors for their consideration. Outside of the Relative Allocation Percentages and Procedures, the Company will co-invest with the Co-Investment Affiliates only if, prior to the Company's and the Co-Investment Affiliates’ participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its stockholders and do not involve overreaching of the Company or its stockholders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the stockholders of the Company; and

14

(B) the Company's then-current Objectives and Strategies;12

(iii)     the investment by the Co-Investment Affiliates would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of the Co-Investment Affiliates; provided, that if the Co-Investment Affiliates, but not the Company, gain the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(b)(iii), if

(A) the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any,

(B) the Adviser agrees to, and does, provide periodic reports to the Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Co-Investment Affiliate or any affiliated person of any Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliates to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the Co-Investment Affiliates (who may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party’s investment; and;

(iv) the proposed investment by the Company will not benefit the Adviser, any Co-Investment Affiliate, or any affiliated person of any of them, other than the Co-Investment Affiliates, except (A) to the extent permitted by condition 12; (B) to the extent permitted by section 17(e) or 57(k); (C) indirectly, as a result of an interest in securities issued by the Co-Investment Affiliates or the Company; or (D) in the case of fees or other compensation described in condition 2(b)(iii)(C).

3. The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. Except for follow-on investments made pursuant to condition 7, the Company will not invest in reliance on this Order in any portfolio company in which the Adviser, or any Co-Investment Affiliates or any person controlling, controlled by, or under common control with the Adviser or the Co-Investment Affiliates is an existing investor.

12 “Objectives and Strategies” means the Company’s investment objectives and strategies, as described in the Company’s registration statement on Form N-2, other filings the Company has made with the Commission under the 1933 Act or under 1934 Act, and the Company’s reports to stockholders.

15

5. The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the Co-Investment Affiliates. The grant to the Co-Investment Affiliates, but not the Company, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 5, if conditions 2(a) or 2(b)(iii)(A), (B) and (C) are met.

6. Any sale, exchange, or other disposition by the Company or the Co-Investment Affiliates of an interest in a security that was acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant unless the Adviser formulates a recommendation for participation in a disposition on a non-pro rata basis and such recommendation is approved by the Required Majority on the basis that such non-pro rata disposition is in the best interest of the Company. The Company and each Co-Investment Affiliate will bear its own expenses in connection with any disposition, and the price and other terms and conditions of any disposition will be the same for, and apply equally to all participants.

7. Any “follow-on investment” (i.e., an additional investment in the same entity) by the Company or the Co-Investment Affiliates, or any exercising of warrants or other rights to purchase securities of the issuer in a portfolio company whose securities were acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant, unless the Company’s or a Co-investment Affiliate’s participation in the follow-on investment would cause the Company or that Co-Investment Affiliate to not meet one or more Allocation Factor, in which case allocation would be based on the Allocation Process. If the Adviser formulates a recommendation for participation in the proposed transaction on a non-pro rata basis and not based on the Allocation Process, such recommendation shall be provided to the Eligible Directors and approved by the Required Majority on the basis that such non-pro rata participation is in the best interest of the Company. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the Application.

8. The Independent Directors will be provided quarterly for review all information concerning (1) all investments made by the Co-Investment Affiliates during the preceding quarter, and (2) Co-Investment Transactions, during the preceding quarter, including investments made by the Co-Investment Affiliates which the Company considered but declined to participate in, so that the Independent Directors may determine whether the conditions of the Order have been met.

9. The Company will maintain the records required by section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

10. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of, the Co-Investment Affiliates.

16

11. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Adviser under its investment advisory agreements with the Co-Investment Affiliates, be shared by the Company and the Co-Investment Affiliates in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

12. Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k)(2) of the 1940 Act) received in connection with a Co-Investment Transaction will be distributed to the Company and the Co-Investment Affiliates on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata between the Company and the Co-Investment Affiliates based on the amount they invest in such Co-Investment Transaction. The Co-Investment Affiliates or any affiliated person of the Company will not receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above or other compensation described in condition 2(b)(iii)(C) and (ii) in the case of the Adviser, investment advisory fees paid in accordance with investment advisory agreements with the Company and the Co-Investment Affiliates) as a result of or in connection with a Co-Investment Transaction.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Robert T. Ladd

Stellus Capital Investment Corporation

Chief Executive Officer and President

4400 Post Oak Parkway, Suite 2200

Houston, TX 77027

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W.
Washington, D.C. 20001

17

B.	Authorizations

Pursuant to Rule 0-2(c) under the 1940 Act, Applicants hereby state that the Company, by resolutions duly adopted by unanimous written consent by its Board on June 27, 2012 (attached hereto as Exhibit A), has authorized its officers to, and the Fund, the Fund GP and the Adviser have been authorized by their respective partners and managing members, as applicable to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto and the taking of all acts reasonably necessary to obtain the relief requested herein.

Applicants have caused this Second Amended and Restated Application to be duly signed on their behalf on the 22nd day of May 2013.

STELLUS CAPITAL INVESTMENT CORPORATION

By:	/s/ Robert T. Ladd
Name:	Robert T. Ladd
Title:	President and Chief Executive Officer

STELLUS CREDIT FUND I, LP

By:	/s/ Robert T. Ladd
Name:	Robert T. Ladd
Title:	Member of the Sole Member of Stellus Credit Fund GP, LLC, Managing Member

STELLUS CREDIT FUND GP, LLC
By:	Robert T. Ladd
Name:	Robert T. Ladd
Title:	Member

STELLUS CAPITAL MANAGEMENT, LLC

By:	/s/ Robert T. Ladd
Name:	Robert T. Ladd
Title:	Managing Partner

18

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of May 22, 2013, for and on behalf of Stellus Capital Investment Corporation, Stellus Credit Fund I, L.P., Stellus Credit Fund GP, LLC and Stellus Capital Management, LLC; that he is the Chief Executive Officer and President of Stellus Capital Investment Corporation and managing partner or authorized person of Stellus Credit Fund I, L.P., Stellus Credit Fund GP, LLC and Stellus Capital Management, LLC; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Robert T. Ladd
Name:	Robert T. Ladd
Date:	May 22, 2013

19

EXHIBIT A

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act.

         NOW, THEREFORE, BE IT RESOLVED, that the Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

         FURTHER RESOLVED, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Approved by unanimous written consent of the Board of Directors on June 27, 2012)

20